Eurasian Minerals Inc.
NEWS RELEASE

Eurasian Minerals Options Superior West Porphyry Copper Project to Kennecott
Exploration Company

Vancouver, British Columbia, May 4, 2015 (TSX Venture: EMX; NYSE MKT: EMXX) -- Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the signing of an Exploration and Option to Purchase Agreement (the “Agreement”), through its wholly owned subsidiary Bronco Creek Exploration, for the Superior West porphyry copper project with Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. The project is located adjacent to the Resolution porphyry copper project within the Superior Mining District, approximately 100 kilometers east of Phoenix, Arizona. Please see www.eurasianminerals.com for more information.

Commercial Terms Overview. Pursuant to the Agreement, Kennecott can earn a 100% interest in the project by making a cash payment upon execution of the Agreement of US$149,187, and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 before the fifth anniversary of the Agreement.

Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. Kennecott has the right to buy down 1% of the NSR royalty covering 14 claims which are optioned (the “Optioned Claims”) from underlying claim holders by payment of US$4,000,000 to EMX. Except with respect to the Optioned Claims, the EMX royalty is not capped and not subject to buy-down.

After exercise of the option, annual advanced minimum royalty (“AMR”) payments are due starting at US$125,000 and commencing on the first anniversary of the exercise of the option. The AMR payments will increase to US$200,000 upon completion of an Order of Magnitude Study ("OMS") or Preliminary Economic Assessment ("PEA"). Kennecott may make a one-time payment of US$4,000,000 to extinguish the obligation to make AMR payments. In addition, if not previously extinguished, total AMR payments after the OMS or PEA milestone payment are capped at US$4,000,000, and all AMR payments cease upon production from the properties.

In addition, Kennecott will make milestone payments consisting of:

−	US$500,000 upon completion of an OMS or PEA;
−	US$1,000,000 upon completion of a Prefeasibility Study; and
−	US$2,500,000 upon completion of a Feasibility Study. The Feasibility Study payment will be credited against future royalty payments.

Property Overview. The Superior West project comprises more than 680 federal lode mining claims covering more than 5,100 hectares in the vicinity of Superior, Arizona. The boundary of the property lies less than two kilometers from the Resolution copper deposit. The project covers a broad area of post-mineral cover rocks ringed by outcrops exhibiting alteration and mineralization characteristic of the margins of porphyry copper deposits. The alteration patterns within these outcrops vector towards the covered areas and form at least two distinct porphyry copper target areas.

In the northern target area, the altered outcrops, as well as ten historic, widely-spaced drill holes that intersected altered and mineralized rocks across more than 20 square kilometers, suggest multiple concealed porphyry centers. This target area also includes the western projection of the fault truncated portion of the historic Magma Vein that vectors mineralogically and geochemically onto EMX's property. EMX believes that the Magma Vein mineralization is related to and sourced from a separate, not yet discovered porphyry copper system. EMX’s targeting principally stems from structural re-constructions and re-interpretation of the district geology, surrounding porphyry and porphyry-related deposits in the district, and information from the ten historic drill holes (~10,180 m) completed by Superior Oil, Kennecott, and others in the late 1960’s, 1970’s and 1990’s.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

In the southern target area, vein-hosted base and precious metals bearing replacement bodies and vein stockwork and disseminated (oxidized) sulfide mineralization occur in outcrops adjacent to post-mineral cover rocks and vector towards areas of cover, indicating the presence of another concealed porphyry center within the EMX land position.

EMX and Kennecott are designing work programs to follow-up on the results of previous exploration. Kennecott will be the operator with EMX conducting work through the program's first year.

EMX executed its royalty and prospect generation business model by acquiring Superior West through staking prospective open ground. EMX’s previous partner completed biological and archeological surveys over the northern portion of the property, a magneto-telluric (MT) geophysical survey, 870 line-kilometers of ZTEM and magnetic geophysical surveys, and two diamond drill holes totaling 1,972 meters. Both holes encountered distal styles of porphyry copper mineralization and alteration peripheral to the current target areas.

Note: The nearby mines and deposits in the district provide context for EMX's Superior West Project, which occurs in a similar geologic setting, but this is not necessarily indicative that the project hosts similar mineralization.

About EMX. Eurasian Minerals leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX retaining royalty interests. EMX complements its generative business with strategic investment and third party royalty acquisition.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the twelve month period ended December 31, 2014 (the“MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2014 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com